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                          March 29, 2021

       Richard Wright
       President and Chief Executive Officer
       Alkaline Water Company Inc
       8541 E Anderson Drive, Suite 100/101
       Scottsdale, AZ 85255

                                                        Re: Alkaline Water
Company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2021
                                                            File No. 333-254677

       Dear Mr. Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services